Commission File Number 001-31914

Exhibit 99.1

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Independent Financial Adviser to the

Independent Board Committee and the Independent Shareholders

SOMERLEY CAPITAL LIMITED

This supplemental circular should be read in conjunction with the AGM Circular of the Company dated 12 April 2018.

The AGM of the Company will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 6 June 2018 at 10:00 a.m. The supplemental notice of the AGM is set out on pages 17 to 18 of this supplemental circular.

The supplemental proxy form of the AGM is enclosed to this supplemental circular. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 5 June 2018) or any adjourned meeting thereof. Completion and return of the supplemental proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

18 May 2018

– i –

DEFINITIONS

In this supplemental circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Wednesday, 6 June 2018 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“AGM Circular”	the circular of the Company dated 12 April 2018 in relation to the matters to be considered and approved at the AGM

“AGM Notice”	the notice of the AGM dated 12 April 2018

“AGM Proxy Form”	the proxy form issued by the Company along with the AGM Circular and the AGM Notice

“associate(s)”	has the meaning given to it under the Listing Rules

“Board” or “Board of Directors”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission, the predecessors of which are the China Banking Regulatory Commission and the China Insurance Regulatory Commission (the “CIRC”)

“China Life Capital”	國壽資本投資有限公司 (China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLI

“CLI”	國壽投資控股有限公司 (China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

DEFINITIONS

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Director(s)”	director(s) of the Company

“equity”	any equity or investment interest of a limited liability company or a joint stock limited liability company whose shares are not listed on any securities exchange and which is legally established and registered within or outside the PRC

“Existing Agreement”	the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds entered into between the Company and CLI on 30 June 2017, which will expire on 31 December 2018

“Framework Agreement”	the Cooperation Framework Agreement for Investment Management with Insurance Funds to be entered into between the Company and China Life Capital

“Group”	the Company and its subsidiaries

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company formed to consider the Transactions, comprising all independent non-executive Directors, namely, Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie

“Independent Financial Adviser” or “Somerley”	Somerley Capital Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, which has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions

“Independent Shareholders”	shareholders of the Company other than CLIC

DEFINITIONS

“Latest Practicable Date”	14 May 2018, being the latest practicable date prior to the printing of this supplemental circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“New Agreement”	the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds to be entered into between the Company and CLI

“PRC” or “China”	the People’s Republic of China, which for the purposes of this supplemental circular excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“quasi-securitization financial products”	any wealth management products of commercial banks, credit asset-backed securities of banking financial institutions, collective fund trust plans of trust companies, and special assets management plans of securities companies, the investment targets of which are equity and real estate

“real estate”	any land, buildings and other fixtures attached to land within or outside the PRC

“Regulatory Authorities”	the authorities required by laws to supervise and manage insurance companies and the utilization of insurance funds, including but not limited to, the CBIRC, the People’s Bank of China, the State Administration of Foreign Exchange and the State Administration of Taxation

“related financial products”	the real estate investment fund and equity investment fund, the underlying assets of which are non-financial securities assets such as equity and real estate, as well as any other financial products invested with insurance funds as permitted by the Regulatory Authorities recognized by both parties

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

DEFINITIONS

“Supervisor(s)”	supervisor(s) of the Company

“ Transactions”	the provision by CLI of the investment and management services with respect to the assets entrusted to it by the Company and the subscription by the Company of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance pursuant to the New Agreement

LETTER FROM THE BOARD

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yang Mingsheng	Xicheng District
Beijing 100033
PRC

Executive Directors:
Mr. Lin Dairen, Mr. Xu Hengping, Mr. Xu Haifeng
Place of business in Hong Kong:
The Hong Kong Office
Non-executive Directors:	16/F, Tower A, China Life Centre
Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun	One Harbour Gate
18 Hung Luen Road
Independent Non-executive Directors:	Hung Hom, Kowloon
Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike,	Hong Kong
Mr. Tang Xin, Ms. Leung Oi-Sie Elsie

18 May 2018

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

Reference is made to the AGM Circular and the AGM Notice of the Company dated 12 April 2018, which set out the time and venue of the AGM and contain the resolutions to be considered and approved at the AGM.

The AGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 6 June 2018 at 10:00 a.m., and in addition to the resolutions contained in the AGM Notice, the supplemental resolution in relation to the renewal of continuing connected transactions contained in the supplemental notice as set out on pages 17 to 18 of this supplemental circular will also be considered and approved at the same meeting.

The purpose of this supplemental circular is to provide you with the supplemental notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed supplemental resolution at the AGM.

LETTER FROM THE BOARD

2.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcements of the Company dated 23 March 2017 and 31 May 2017 and the circular of the Company dated 12 April 2017 in relation to the Existing Agreement entered into between the Company and CLI.

As the Existing Agreement will expire on 31 December 2018, the Company proposes to enter into the New Agreement with CLI. Pursuant to the New Agreement, CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee in respect of the investment and management services provided by CLI to the Company. The entrusted assets include equity, real estate, related financial products and quasi-securitization financial products. In addition, the assets entrusted by the Company to CLI will also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment plans and asset-backed plans.

After the approval from the Independent Shareholders is obtained at the AGM, the Company and CLI will enter into the New Agreement, which will contain substantially the same terms as those to be approved by the Independent Shareholders at the AGM. Any material amendment or change to the terms will be subject to the approval by the Independent Shareholders.

The Independent Board Committee comprising all independent non-executive Directors has been established to advise the Independent Shareholders as to whether the Transactions are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on pages 19 to 20 of this supplemental circular and the letter from Somerley set out on pages 21 to 38 of this supplemental circular. Your attention is also drawn to the general information set out in the Appendix to this supplemental circular.

PRINCIPAL TERMS OF THE NEW AGREEMENT

Parties

•	The Company

•	CLI

LETTER FROM THE BOARD

Provision of investment and management services

Pursuant to the New Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company.

The entrusted assets under the New Agreement include equity, real estate, related financial products and quasi-securitization financial products. The Company retains the title of the entrusted assets and CLI is authorized to invest and manage such entrusted assets for and on behalf of the Company, including, but not limited to, any matters associated with the screening and selection of investment projects, due diligence on investment projects, appointment of intermediaries, decision-making on investments, negotiation and execution of investment-related agreements, daily management of capital accounts, regulatory filing of investment projects, closing of investment projects, subsequent management of investment projects (including the management of real estate operation) and exit from investment projects, etc.

The Company agrees that CLI may designate its subsidiaries to provide specific investment and management services. In particular, CLI may authorize its subsidiaries to provide the management services for real estate operation, including property leasing, property promotion plan and its implementation, tenant services, project management, daily operation and property management and supervision, financial management and files management, etc.

The Company will conduct an examination and evaluation every year with respect to the investment of entrusted assets and the investment and management services provided by CLI in accordance with the New Agreement, investment guidelines and the relevant measures for the performance appraisal of investments.

The Company’s 2018 investment guidelines for CLI, as approved by the Board (including all independent non-executive Directors), set out the strategy of allocation of insurance funds in different kinds of investments, detailed fee structure in relation to the investment and management services, principles of investment, management and exit of investment projects, and risk management requirements, etc. Any changes to the 2018 investment guidelines shall be approved by all independent non-executive Directors and the Board as a whole. The Company will formulate each of its 2019, 2020 and 2021 investment guidelines with reference to the 2018 investment guidelines, and the aforesaid investment guidelines and related subsequent changes (if any) shall be approved in the same manner as described above for the 2018 investment guidelines.

LETTER FROM THE BOARD

Service fees

In consideration of the investment and management services provided by CLI to the Company under the New Agreement, the Company will pay fees to CLI for fixed return projects and non-fixed return projects, respectively. With respect to the fixed return projects, the Company shall pay CLI the investment management service fee. With respect to the non-fixed return projects, the Company shall pay CLI the investment management service fee during the term of the New Agreement, and shall pay CLI the performance-based bonus at the time of exit from the projects with reference to the internal rate of return of the projects. In addition, the Company will make adjustments to the investment management service fee for fixed return projects and non-fixed return projects based on the result of its annual business evaluation on CLI, and such adjusted amount is referred to as floating management fee. In consideration of the management services for real estate operation provided by CLI (or its subsidiaries), the Company will pay CLI the real estate operation management service fee during the period when the projects are under operation and management of CLI (or its subsidiaries), which shall be determined based on the profitability of the projects.

Investment management service fee

The investment management service fee shall be calculated separately for the projects invested prior to the execution of the New Agreement and those newly invested during the term of the New Agreement. With respect to the projects invested prior to the execution of the New Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets invested (calculated on a daily weighted average basis) by the applicable management fee rate then in force when the investment was made. With respect to the projects newly invested during the term of the New Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets newly invested (calculated on a daily weighted average basis) by the applicable management fee rate stipulated in the New Agreement and the investment guidelines.

Pursuant to the New Agreement, the management fee rate for newly invested fixed return projects, which is determined based on the investment return rate of the projects, ranges from 0.05% to 0.6%. The ranges of the investment return rate and their respective corresponding management fee rate for fixed return projects newly invested during the term of the New Agreement are set out in the investment guidelines provided by the Company to CLI. The management fee rates for newly invested non-fixed return projects are as follows: (i) 0.05% for the indirect fund investment projects which are actively managed by CLI’s subsidiaries in the capacity of the fund manager; and (ii) 0.3% for all other newly invested non-fixed return projects.

The management fee rate for special projects and special type of investments shall be determined by the parties through consultation. Special projects refer to the projects entitled to tax exemption and reduction of the government, as well as the strategic investment projects carried out by the Company due to its business or development needs. Pursuant to the New Agreement, the investment management service fee for any strategic investment project shall not exceed 0.3% of the total investment amount of the project. Payments shall be negotiated between the parties, with reference to the status and type of services provided by CLI.

LETTER FROM THE BOARD

Floating management fee

The Company will make adjustments to the investment management service fee for fixed return projects and non-fixed return projects based on the result of its annual business evaluation on CLI. Such adjusted amount (i.e. the amount of floating management fee) shall range from -10% to +15% of the investment management service fee. The mechanism for determining the floating management fee is set out in the investment guidelines provided by the Company to CLI.

Performance-based bonus

The performance-based bonus for non-fixed return projects shall be calculated at the time of exit from the projects with reference to the internal rate of return of the projects. If the internal rate of return of a particular project is higher than 8%, the pre-determined rate of return as stipulated in the New Agreement, CLI shall be entitled to the performance-based bonus on the portion that exceeds such rate of return at the fee rate stipulated in the investment guidelines. The ranges of the internal rate of return and their respective corresponding performance-based bonus for non-fixed return projects are set out in the investment guidelines provided by the Company to CLI.

Real estate operation management service fee

The real estate operation management service fee for the well-developed real estate projects (the occupancy rate of which is not lower than 80%) shall be calculated by multiplying the earnings before interests, taxes, depreciation of fixed assets and amortization of intangible assets, long-term deferred assets and prepaid interests (“EBITDA”) derived from the relevant real estate project in a given year by the fee rate of 3%. The real estate operation management service fee for the new real estate projects (the occupancy rate of which is lower than 80%) shall be calculated as follows: (i) the real estate operation management service fee for the first three years shall be calculated by multiplying the estimated EBITDA of the relevant real estate project in the fourth year by the fee rate of 3% (the estimated EBITDA in the fourth year shall be calculated based on the investment return projection model established by CLI using data such as the expected rental returns and costs and expenses of the relevant real estate project, and shall be set out in the feasibility study report of the relevant real estate project); and (ii) commencing from the fourth year, the real estate operation management service fee shall be calculated in the same manner as the well-developed real estate projects as mentioned above.

The investment management service fee and the real estate operation management service fee shall be paid by the Company to CLI on a quarterly basis. The amount of the floating management fee and the performance-based bonus shall be calculated and confirmed by both parties annually, and shall be paid by the Company to CLI upon confirmation. If the figure of the floating management fee is negative (which means a downward adjustment to the investment management service fee), then such amount shall be deducted from the investment management service fee payable by the Company to CLI.

LETTER FROM THE BOARD

Subscription of the related financial products

Pursuant to the New Agreement, the assets entrusted by the Company to CLI will also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment plans and asset-backed plans. The criteria for selecting the related financial products (including but not limited to the credit rating and investment target of the products) are set out in the investment guidelines provided by the Company to CLI. CLI will select the related financial products on behalf of the Company in accordance with the investment guidelines. The Company will pay CLI the entrusted management fee (but will not separately pay the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee under the New Agreement) in respect of the subscription of the related financial products. The entrusted management fee rate shall be determined with reference to the fee rate charged by independent third parties for the issuance of financial products of a similar type and taking into account the market environment and the form of management. Both parties agree that the entrusted management fee rate payable by the Company in respect of any particular product shall not exceed 0.6%, and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product. Pursuant to the New Agreement, if the subscription of the same product by any independent third party accounts for 20% or more of the total subscription amount, CLI shall charge the entrusted management fee to the Company and such independent third party at the same fee rate. CLI is obligated to inform the Company of the entrusted management fee rate it charges to other subscribers. The specific entrusted management fee rate and payment method will be specified in the contracts to be entered into between the parties in relation to the subscription of the related financial products.

Pursuant to the New Agreement, the contractual amount of the above related financial products subscribed for by the Company (including the entrusted management fee) for each of the three years ending 31 December 2021 will not exceed RMB100 billion or its equivalent in foreign currency. Such amount has been included in the contractual amount of the assets entrusted by the Company to CLI for investment and management for each of the three years ending 31 December 2021 as disclosed below.

Other provisions

Under the New Agreement, CLI undertakes that if, in the entrusted investment and management agreements with insurance funds entered into between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company at the request of the Company. CLI is required under the New Agreement to inform the Company in writing of any preferential treatments it offers to other principals within 5 working days after it offers such treatments.

LETTER FROM THE BOARD

Term

The Company and CLI will enter into the New Agreement after the approval from the Independent Shareholders is obtained at the AGM. The New Agreement (upon obtaining the approval of the Independent Shareholders and signing by the parties) will take effect from 1 January 2019, with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the New Agreement, the New Agreement will be automatically renewed for one year from the expiry date thereof.

CAP AMOUNTS

Historical figures

For the three years ended 31 December 2017, the contractual amount of assets newly entrusted by the Company to CLI for investment and management, and the amount of the investment management service fee, floating management fee and performance-based bonus paid by the Company to CLI are as follows:

	Amount of Assets Newly Entrusted for Investment and Management during the Period	Amount of the Investment Management Service Fee, Floating Management Fee and Performance-based Bonus
	(RMB hundred million)	(RMB hundred million)
For the year ended 31 December 2015	457.40	1.67
For the year ended 31 December 2016	501.29	2.98
For the year ended 31 December 2017	1,122.67	3.96

For the three years ended 31 December 2017, the Company did not subscribe for any related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance.

LETTER FROM THE BOARD

Cap amounts

For the three years ending 31 December 2021, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the amount of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are as follows:

	Amount of Assets Newly Entrusted for Investment and Management during the Period (Including the Amount for Subscription of the Related Financial Products)	Amount of the Investment Management Service Fee, Floating Management Fee, Performance-based Bonus and Real Estate Operation Management Service Fee
	(RMB hundred million or its equivalent in foreign currency)	(RMB hundred million or its equivalent in foreign currency)
For the year ending 31 December 2019	2,000 (including the amount for the subscription of the related financial products: 1,000)	13.91
For 31 the December year ending 2020	2,000 (including the amount for the subscription of the related financial products: 1,000)	19.82
For the year ending 31 December 2021	2,000 (including the amount for the subscription of the related financial products: 1,000)	22.66

The above amount of assets entrusted by the Company to CLI for investment and management for the year ending 31 December 2019 will also include the amount of subscription of the fund products by the Company under its Framework Agreement with China Life Capital for the year ending 31 December 2019. China Life Capital is a wholly-owned subsidiary of CLI. Pursuant to the Framework Agreement, the Company will, among other things, subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves as the general partner for a term up to 31 December 2019. The Company confirms that the funds for the subscription of the fund products by the Company under the Framework Agreement will come from the assets entrusted by the Company to CLI for investment and management under the New Agreement. As such, for the year ending 31 December 2019, the annual cap for the subscription of the fund products by the Company under the Framework Agreement (i.e. RMB5 billion) will be included in the annual cap on the contractual amount of assets entrusted by the Company under the New Agreement (i.e. RMB200 billion or its equivalent in foreign currency). For further details of the Framework Agreement, please refer to the announcement of the Company dated 26 April 2018.

LETTER FROM THE BOARD

In determining the amount of assets entrusted for investment and management, the Company has taken into account the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 31 December 2017, the investment plans provided by CLI for the years from 2019 to 2021, the expected increased investment amount of the Company during the term of the New Agreement, as well as the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. In addition, the rate of return of traditional financial products has experienced a significant decline when compared to the rate a few years ago. In particular, the rate of return of five-year corporate bonds fell below 3% in August 2015, while the benchmark interest rate of loans with a term of five years or longer fell to 4.9% in October 2015. Despite an increase in the market rate of return of traditional financial products since 2017, the rate of return of alternative investment products remains higher than that of traditional financial products in general due to the liquidity premium and credit risk premium brought about by alternative investment products. Since 2013, alternative investments made by CLI on behalf of the Company have been recording positive investment returns, and the rate of return for the fixed return projects and the internal rate of return for the non-fixed return projects in 2017 were approximately 6.9% and 6.3%, respectively, which were higher than the gross investment yield of the Company of approximately 5.2% in 2017 and also higher than the market rate of return of traditional financial products. Therefore, the Company needs to increase its overall investment returns and extend the duration of assets by expanding the size of its alternative investments, including equity, real estate, related financial products and quasi-securitization financial products in which insurance funds are permitted for investment. CLI is a professional alternative investment platform, and has recorded rapid development and significant investment results in recent years. As such, the Company expects that the size of the assets to be entrusted to CLI for investment and management during the term of the New Agreement will increase substantially when compared to the historical figures.

In determining the amount for the subscription of the related financial products, the Company has taken into account the investment plans provided by CLI for the years from 2019 to 2021, as well as the needs of the Company for allocation of its investment portfolio. CLI has obtained the qualifications for the businesses of infrastructure investment plans and asset-backed plans as approved by the CIRC in late 2015 and formed a professional investment team in the second half of 2016 to conduct the business of investment in financial products. As such, the Company intends to subscribe for the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance.

LETTER FROM THE BOARD

In determining the amount of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee, the Company has taken into account the above amount of assets entrusted for investment and management, the fee rates for the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee as specified in the New Agreement, as well as the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. In determining the fee rates for the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee, the Company has made reference to market standards and industry practices, including the price of similar transactions with independent third parties, and the fee structures and fee rates for the debt plans and alternative investment funds with underlying investments similar to those under the New Agreement.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. CLI is the professional alternative investment platform for companies within the group of CLIC. By entering into the New Agreement, the Company can leverage the industry experience, investment expertise and resources network of CLI in the alternative investment market to further develop alternative investment business and increase its overall investment returns. CLI will, within the scope of authorization given by the Company and in accordance with the requirements of the annual investment guidelines of the Company, further expand the scope of its investment projects and enhance the efficiency in decision-making for investments, mainly focus on the allocation of assets that are expected to generate stable cash flow with lower volatility, and at the same time, explore potential opportunities in the sectors encouraged for investment by the government policies such as urban renewal, logistics or long-term lease. Through investing in the alternative investment products, the Company can further broaden its investment portfolio, diversify its investment risk and capture investment opportunities with higher potential and returns.

The Directors (including the independent non-executive Directors) are of the view that the Transactions are conducted on normal commercial terms, are entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Transactions are fair and reasonable. As Mr. Yang Mingsheng, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun hold positions in CLIC and/or CLI, they have abstained from voting on the Board resolution to approve the Transactions.

LETTER FROM THE BOARD

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds 19,323,530,000 shares of the Company, representing approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

In relation to the investment and management services provided by CLI to the Company, given that the applicable percentage ratios in respect of the annual caps for the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are more than 0.1% but less than 5%, the transaction concerning the provision of the investment and management services by CLI to the Company is subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. In relation to the subscription by the Company of the related financial products issued by CLI, given that the applicable percentage ratios in respect of the annual caps for the subscription amount payable by the Company to CLI are more than 5%, the transaction concerning the subscription by the Company of the related financial products issued by CLI is subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company will seek approval from the Independent Shareholders in respect of the Transactions at the AGM. In view of CLI’s interests in the Transactions, CLIC will abstain from voting at the AGM to approve the Transactions.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLI is a company established under the laws of the PRC with limited liability and is primarily engaged in the businesses of investment, investment management and asset management. It has a registered capital of RMB3.7 billion. As at 31 December 2017, the total assets of CLI amounted to RMB20.8 billion, its total liabilities amounted to RMB6.5 billion, and its owners’ equity amounted to RMB14.3 billion. CLI completed its qualification registration of equity and real estate investment with the CIRC in March 2013 and its qualification registration of credit risk management with the CIRC in March 2014, thus satisfying the qualification requirements of the CIRC with respect to equity and real estate investment. CLI also completed its qualification registration of innovation for infrastructure investment plans with the CIRC in November 2015.

LETTER FROM THE BOARD

3.	THE AGM

The supplemental proxy form of the AGM is enclosed.

For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 5 June 2018) or any adjourned meeting thereof. Completion and return of the supplemental proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

The supplemental proxy form is intended to be used for the supplemental resolution set out in the supplemental notice of the AGM, and will not affect the validity of the AGM Proxy Form duly completed by you in respect of the resolutions set out in the AGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the AGM but have not completed and returned the supplemental proxy form, your proxy will have the right to vote on the supplemental resolution set out in the supplemental notice of the AGM at his/her discretion.

Apart from the proposed supplemental resolution set out in the supplemental notice of the AGM, all other matters of the AGM remain unchanged. For details of other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the AGM Circular and the AGM Notice dated 12 April 2018.

4.	RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,

Yang Mingsheng

Chairman

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the circular (the “AGM Circular”) and notice (the “AGM Notice”) of China Life Insurance Company Limited (the “Company”) dated 12 April 2018, which set out the time and venue of the annual general meeting of the Company (the “AGM”) and contain the resolutions to be considered and approved at the AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 6 June 2018 at 10:00 a.m., and in addition to the resolutions contained in the AGM Notice, the following supplemental resolution will also be considered and approved at the same meeting:

SUPPLEMENTAL ORDINARY RESOLUTION

23.	To consider and approve the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds proposed to be entered into between the Company and China Life Investment Holding Company Limited, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2021 relating thereto.

B y Order of the Board
Heng Victor Ja Wei
Company Secretary

18 May 2018

As at the date of this supplemental notice, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Apart from the proposed supplemental resolution set out above, all other matters of the AGM remain unchanged. For details of other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the AGM Circular and the AGM Notice of the Company dated 12 April 2018.

2.	The supplemental proxy form of the AGM is enclosed to this supplemental notice. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong), and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Secretariat (16 Financial Street, Xicheng District, Beijing, the PRC), in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 5 June 2018) or any adjourned meeting thereof.

3.	The supplemental proxy form is intended to be used for the supplemental resolution set out in this supplemental notice, and will not affect the validity of the proxy form duly completed by you in respect of the resolutions set out in the AGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the AGM but have not completed and returned the supplemental proxy form, your proxy will have the right to vote on the supplemental resolution set out in this supplemental notice at his/her discretion.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

18 May 2018

To the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

We refer to the supplemental circular of the Company dated 18 May 2018 (the “Supplemental Circular”), of which this letter forms part. Terms defined in the Supplemental Circular have the same meanings in this letter unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise the Independent Shareholders as to whether, in our opinion, the Transactions are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions.

We wish to draw your attention to the letter from the Board set out on pages 5 to 16 of the Supplemental Circular, and the letter from Somerley to the Independent Board Committee and the Independent Shareholders set out on pages 21 to 38 of the Supplemental Circular which contains its opinion in respect of the Transactions.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the advice of Somerley and its recommendation in relation thereto, we consider that the Transactions are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that you vote in favour of the ordinary resolution to be proposed at the AGM to approve the Transactions.

Yours faithfully, the Independent Board Committee of
China Life Insurance Company Limited Chang Tso Tung Stephen
Robinson Drake Pike Tang Xin Leung Oi-Sie Elsie

LETTER FROM SOMERLEY

The following is the text of the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY CAPITAL LIMITED
20th Floor
China Building
29 Queen’s Road Central
Hong Kong

18 May 2018

To:	the Independent Board Committee and
the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

BETWEEN THE COMPANY AND CLI

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in connection with the Transactions, being the provision by CLI of investment and management services with respect to assets entrusted to it by the Company and the subscription by the Company of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, pursuant to the New Agreement, for which the Independent Shareholders’ approval is being sought, including the annual caps relating thereto (the “Annual Caps”). Details of the New Agreement and the Annual Caps are contained in the circular of the Company to the shareholders of the Company (the “Shareholders”) dated 18 May 2018 (the “Circular”), of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings as defined in the Circular.

As at the Latest Practicable Date, CLIC is a controlling shareholder of the Company holding approximately 68.4% of the issued share capital of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC and therefore a connected person of the Company. As such, the Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

In relation to the investment and management services provided by CLI to the Company, given that the applicable percentage ratios in respect of the annual caps for the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are more than 0.1% but less than 5%, the transaction concerning the provision of the investment and management services by CLI to the Company is subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. In relation to the subscription by the Company of the related financial products issued by CLI, given that the applicable percentage ratios in respect of the annual caps for the subscription amount payable by the Company to CLI are more than 5%, the transaction concerning the subscription by the Company of the related financial products issued by CLI is subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM SOMERLEY

The Company will seek approval from the Independent Shareholders in respect of the Transactions at the AGM. In view of CLI’s interests in the Transactions, CLIC will abstain from voting at the AGM to approve the Transactions.

The Independent Board Committee comprising all Independent Non-executive Directors, namely, Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, and Leung Oi-Sie Elsie, has been established to advise the Independent Shareholders as to whether the Transactions (i) are conducted in the ordinary and usual course of business of the Group, on normal commercial terms, and in the interests of the Company and its shareholders as a whole; (ii) are fair and reasonable so far as the Independent Shareholders are concerned. We, Somerley, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

During the past two years, we have acted as an independent financial adviser to the independent board committee and independent shareholders of the Company in relation to the Existing Agreement, details of which are set out in the circular of the Company dated 12 April 2017. As at the Latest Practicable Date, there were no relationships or interests between (a) Somerley and (b) the Group, CLI, and their respective subsidiaries and associates that could reasonably be regarded as a hindrance to our independence as defined under Rule 13.84 of the Listing Rules to act as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company, CLI, or their respective substantial shareholders or associates.

In formulating our opinion and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Group and have assumed that they are true, accurate and complete in all material aspects and will remain so up to the time of the AGM. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to believe that any material information has been withheld from us, or to doubt the truth, accuracy or completeness of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view. We have, however, not conducted any independent investigation into the business and affairs of the Group and CLI, nor have we carried out any independent verification of the information supplied.

LETTER FROM SOMERLEY

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation on the terms of the Transactions, we have taken the following principal factors and reasons into consideration:

1.	Information on the Group and CLI

The Group is one of the leading life insurance companies in the PRC. Its products and services include, individual and group life insurance, annuities products, and accident and health insurance. For the two years ended 31 December 2016 and 2017, the Group recorded total revenues of approximately RMB643.4 billion and RMB540.8 billion respectively. As at the Latest Practicable Date, the Company had a market capitalisation of approximately HK$822.9 billion.

CLI is a company established under the laws of the PRC with limited liability. It is primarily engaged in the businesses of investment, investment management and asset management. It has a registered capital of RMB3.7 billion. As at 31 December 2017, CLI had assets of approximately RMB20.8 billion, liabilities of approximately RMB6.5 billion, and equity attributable to owners of CLI of approximately RMB14.3 billion. CLI is the professional alternative investment platform for companies within the group of CLIC.

2.	Background to and reasons for the Transactions

The Group has achieved continuous growth in recent years and maintains a leading position in the PRC life insurance market. The Group’s net premiums earned increased by approximately 18.9% from approximately RMB426.2 billion in 2016 to approximately RMB506.9 billion in 2017 and the Group recorded the net profit attributable to its equity holders of approximately RMB32.3 billion in 2017, representing an increase of approximately 68.6% as compared to 2016. Such increase in the attributable net profit was primarily due to, among others, the impact of a fairly fast increase in investment income and the update on the discount rate assumption for reserves of traditional insurance contracts, as set out in the Company’s 2017 annual report. The Group’s investment assets stood at approximately RMB2,591.7 billion as at 31 December 2017, an increase of approximately 5.6% compared to approximately RMB2,453.3 billion as at 31 December 2016, which mainly comprised bonds, term deposits, stocks and funds, with an overall gross investment yields of approximately 4.6% and 5.2% in 2016 and 2017 respectively. Further, management of the Group commented in the Company’s 2017 annual report that the Company actively pursued investment opportunities, including infrastructure, supply-side reforms and debt-to-equity swap, to broaden the source of its income.

Since 2013, CLI has been providing investment and management services to the Company in respect of the assets entrusted to it. By entering into the New Agreement, the Company can leverage the industry experience, expertise and network of CLI in relation to its asset management expertise to further develop alternative investment business and increase its overall investment returns. CLI will, within the scope of authorisation given by the Company and in accordance with the requirements of the annual investment guidelines of the Company, further expand the scope of its investment projects and enhance the efficiency in decision-making for investments, mainly focus on the allocation of assets that are expected to generate stable cash flow with lower volatility, and at the same time, explore potential opportunities in the sectors encouraged for investment by government policies related to urban renewal, logistics or long-term leases. As confirmed by the Company, the assets entrusted to CLI by the Company have been recording positive investment returns since 2013, and the rate of return for the fixed return projects and the internal rate of return for the non-fixed return projects in 2017, of approximately 6.9% and 6.3% respectively, were higher than the Group’s overall gross investment yields of approximately 4.6% and 5.2% in 2016 and 2017 respectively as mentioned above. In addition to entrusting assets to CLI, the Company has invested in products from independent fund managers.

LETTER FROM SOMERLEY

The Existing Agreement for alternative investments has been entered into for a period from 1 January 2017 to 31 December 2018, and was approved by the then independent shareholders of the Company at a shareholders’ meeting held on 31 May 2017. Given that the Existing Agreement will expire on 31 December 2018, and the Group’s intention to broaden its investment portfolio, diversify its investment risk and capture investment opportunities with higher potential and returns, the Company and CLI will enter into the New Agreement upon obtaining the approval of the Independent Shareholders at the AGM, for a term of two years commencing from 1 January 2019. The New Agreement will be automatically renewed for one year and will end on 31 December 2021, unless a party give a written notice for non-renewal to the other party, prior to 90 working days immediately before the expiry date of the New Agreement.

According to the 13th Five-year Development Plan for the PRC insurance industry published by the CIRC in 2016, the PRC insurance industry continues to develop rapidly, with insurance premium incomes and total asset values of insurers in the PRC set to grow substantially by 2020. In 2017, pursuant to an industry update note published by the CIRC on 22 January 2018, the PRC insurance market continued to grow – as set out in statistics published by the CIRC, the insurance premium income in the PRC reached approximately RMB3,658.1 billion in 2017, representing a year-on-year increase of approximately 18.2%, while life insurance premiums in the PRC reached approximately RMB2,145.6 billion in 2017, representing a year-on-year increase of approximately 23.0%. As at 31 December 2017, the total assets value of the insurance industry in the PRC amounted to approximately RMB16,750.0 billion, an increase of approximately 10.8% compared to 2016, and approximately 40.2% of which were related to other investments (comprising alternative investments). It is noted that such other investments continued to be the largest investment type at the end of 2017, surpassing other categories of investment products such as bank deposits and bond investments. This may indicate an increasing demand by PRC insurers for alternative investment products.

The Group’s investment portfolio entrusted to CLI amounted to approximately RMB246.2 billion as at 31 December 2017, representing approximately 9.5% of its total investment assets. As further analysed in the section below headed “The Annual Caps”, the Group has been increasing its amount of assets entrusted to CLI for investment and management (the “Entrusted Assets”) in recent years. The Group intends to continue such strategy with a view to diversifying its investment portfolio by leveraging CLI’s capabilities. Therefore, the entering into of the New Agreement provides an opportunity for the Group to leverage the resources of CLI to further tap into the alternative investment market.

LETTER FROM SOMERLEY

3.	Principal terms of the New Agreement

Set out below are the principal terms of the New Agreement. Further details are disclosed in the letter from the Board.

(i)	The New Agreement

General

Pursuant to the New Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilisation of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company.

The Entrusted Assets include:

•	equity, representing any equity or investment interests of a limited liability company or a joint stock limited liability company whose shares are not listed on any securities exchange and which is legally established and registered within or outside the PRC;

•	real estate, representing any lands, buildings and other fixtures attached to lands within or outside the PRC;

•	related financial products, representing real estate investment funds and equity investment funds, the underlying assets of which are non-financial securities assets such as equity and real estate, as well as any other financial products invested with insurance funds as permitted by the Regulatory Authorities;

•	quasi-securitisation financial products, representing any wealth management products of commercial banks, credit asset-backed securities of banking financial institutions, collective fund trust schemes of trust companies, and special assets management schemes of securities companies, the investment targets of which are equity and real estate; and

•	the fund products of which China Life Capital or any of its subsidiaries serves as the general partner under the Framework Agreement with China Life Capital. For further details, please refer to the announcement of the Company dated 26 April 2018.

LETTER FROM SOMERLEY

The Company retains the title of the Entrusted Assets and CLI is authorised to invest and manage the Entrusted Assets for and on behalf of the Company, including, but not limited to, any matters associated with the screening and selection of investment projects, due diligence on investment projects, appointment of intermediaries, decision-making on investments, negotiation and execution of investment-related agreements, daily management of capital accounts, regulatory filing of investment projects, closing of investment projects, subsequent management of and exit from investment projects (including the management of real estate operation), etc. In addition, the Company agrees that CLI may designate its subsidiaries to provide specific investment and management services, including the management services for real estate operation.

The Company will conduct an examination and evaluation every year with respect to the investment of Entrusted Assets, the investment and management services provided by CLI in accordance with the New Agreement, investment guidelines and the relevant measures for the performance appraisal of investments.

The Company’s 2018 investment guidelines for CLI, as approved by the Board (including all independent non-executive Directors), set out the strategy of allocation of insurance funds in different kinds of investments, detailed fee structure in relation to the investment and management services, principles of investment, management and exit of investment projects, and risk management requirements, etc. Any changes to the 2018 investment guidelines shall be approved by all independent non-executive Directors and the Board as a whole. The Company will formulate each of its 2019, 2020 and 2021 investment guidelines with reference to the 2018 investment guidelines, and the aforesaid investment guidelines and related subsequent changes (if any) shall be approved in the same manner as described above for the 2018 investment guidelines.

Under the New Agreement, CLI undertakes that if, in the entrusted investment and management agreements with insurance funds entered into between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall, at the request of the Company, offer the same treatment to the Company. Under the New Agreement, CLI is required to inform the Company in writing of any preferential treatments available to other principals within five working days after it offers such treatments.

LETTER FROM SOMERLEY

Service fees

Pursuant to the New Agreement, the service fees for fixed return projects, non-fixed return projects and real estate operation are determined and calculated between the Company and CLI, as follows:

(i)	for fixed return projects, the Company shall pay CLI the investment management service fee which shall be determined based on the investment return rate of the projects;

(ii)	for non-fixed return projects, the Company shall pay CLI (a) an investment management service fee during the term of the New Agreement, and (b) a performance-based bonus at the time of exit from the projects with reference to the internal rate of return of the projects;

(iii)	for real estate operation, in addition to the above investment management service fee, the Company shall pay CLI a real estate operation management service fee during the period when the projects are under operation and management of CLI (or its subsidiaries), which shall be determined based on the profitability of the projects; and

(iv)	at the end of each year, the Company will make adjustments to the investment management service fees for fixed return projects and non-fixed return projects based on the result of its annual business evaluation of CLI (i.e. the floating management fee).

The investment management service fee for projects invested prior to the execution of the New Agreement shall be calculated by multiplying the total amount of assets invested (calculated on a daily weighted average basis) by the applicable management fee rate then in force when the investment was made (the “Previous Rates”). We note that the Previous Rates ranged from 0.05% to 0.6% for the fixed return projects, and were 0.3% for the non-fixed return projects.

The investment management service fee for projects newly invested during the term of the New Agreement shall be calculated by multiplying the total amount of assets newly invested (calculated on a daily weighted average basis) by the applicable management fee rate stipulated in the New Agreement and the investment guidelines. Pursuant to the New Agreement and the investment guidelines, the management fee rate for newly invested fixed return projects, which is determined based on the investment return rate of the projects, ranges from 0.05% to 0.6%, which are the same as the Previous Rates. The management fee rates for newly invested non-fixed return projects are as follows: (i) 0.05% for the indirect fund investment projects which are actively managed by CLI’s subsidiaries in the capacity of the fund manager; and (ii) 0.3% for all other newly invested non-fixed return projects. The fee rate of 0.3% as mentioned above is the same as the fee rate charged under the Existing Agreement.

LETTER FROM SOMERLEY

The detailed fee structure in relation to fixed return projects and non-fixed return projects is specified in the 2018 investment guidelines. As mentioned above, any changes to 2018 investment guidelines (including the fee structure) should be approved by the Board and all Independent Non-executive Directors.

The performance-based bonus for non-fixed return projects shall be calculated at the time of exit from a project with reference to the internal rate of return of the project. If this is higher than 8%, the pre-determined rate of return as stipulated in the New Agreement and the investment guidelines, CLI shall be entitled to the performance-based bonus on the portion that exceeds such rate of return at the fee rate stipulated in the investment guidelines (such rate ranges from 15% to 20%, which is the same as the applicable rates under the Existing Agreement). The ranges of the internal rate of return and their respective corresponding performance-based bonus for non-fixed return projects are specified in the investment guidelines.

The real estate operation management service fee for the well-developed real estate projects (the occupancy rate of which is not lower than 80.0%) shall be calculated by multiplying the earnings before interests, taxes, depreciation of fixed assets and amortisation of intangible assets, long-term deferred assets and prepaid interests (“EBITDA”) derived from the relevant real estate project in a given year by the fee rate of 3%. For the new real estate projects (the occupancy rate of which is lower than 80.0%), the real estate operation management service fee shall be calculated as follows: (i) for the first three years, the real estate operation management service fee shall be calculated by multiplying the estimated EBITDA to be derived from the relevant real estate project in the fourth year, which shall be based on the investment return projection model established by CLI and shall be set out in the feasibility study report of the relevant real estate project) by the fee rate of 3%; and (ii) commencing from the fourth year, the real estate operation management service fee shall be calculated in the same manner as the well-developed real estate projects, as mentioned above.

LETTER FROM SOMERLEY

The floating management fee at the end of each of 2019, 2020 and 2021 shall be calculated by multiplying the aggregate annual investment management service fee in relation to fixed return projects and non-fixed return projects for the year by an applicable factor, which ranges from a discount of 0.9 times to a premium of 1.15 times, as set out in the New Agreement. The detailed mechanism for determining the floating management fee is set out in the 2018 investment guidelines, and it takes into account a number of key performance indicators which, for example, aim to incentivise CLI to invest the Entrusted Assets in projects with longer investment horizons in line with the Group’s investment goals. Pursuant to the New Agreement, the mechanism for determining the floating management fee in each of 2019, 2020 and 2021 will be set out in the relevant investment guidelines in that particular year, and will be determined with reference to the 2018 key performance indicators. The investment management service fee and the real estate operation management service fee shall be paid by the Company to CLI on a quarterly basis. The amount of floating management fee and the performance-based bonus shall be calculated and confirmed by both parties annually, and shall be paid by the Company to CLI upon confirmation. If the floating management fee is negative (which means a downward adjustment to the investment management service fee), then such amount shall be deducted from the investment management service fee payable by the Company to CLI.

Subscription of the related financial products

Pursuant to the New Agreement, the assets entrusted by the Company to CLI will also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment schemes and asset-backed schemes. The criteria for selecting the related financial products (including but not limited to the credit rating and investment target of the products) are set out in the investment guidelines. CLI will select the related financial products on behalf of the Company in accordance with the investment guidelines. The Company will pay CLI the entrusted management fee (but will not separately pay the investment management service fee, floating management fee and performance-based bonus under the New Agreement) in respect of the subscription of the related financial products. In determining the entrusted management fee rate, the Company will make reference to the fee rate charged by independent third parties on financial products of a similar type, and take into account the market environment and the form of management before making each subscription. Both parties agree that the entrusted management fee rate payable by the Company in respect of any particular product shall not exceed 0.6%, and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product. Pursuant to the New Agreement, if the subscription of such product by any independent third parties accounts for 20% or more of the total subscription amount, CLI shall charge the entrusted management fee to the Company and such independent third parties at the same fee rate. CLI is obligated to inform the Company for the entrusted management fee rates charged it charges to other subscribers. The specific entrusted management fee rate and payment method will be specified in the contracts to be entered into between the parties in relation to the subscription of the related financial products.

LETTER FROM SOMERLEY

Pursuant to the New Agreement, the contractual amount of the above related financial products subscribed for by the Company (including the entrusted management fee) for each of the three years ending 31 December 2021 will not exceed RMB100.0 billion or its equivalent in foreign currency. Such amount has been included in the contractual amount of the assets entrusted by the Company to CLI for investment and management for the three years ending 31 December 2021 as disclosed below.

Special projects and special type of investments

The Group may direct CLI to invest in special projects and special type of investments from time to time. Special projects refer to projects entitled to tax exemptions and reduction of the government, while special type of investments refer to strategic investment projects identified by the Company as a result of its business or development needs. As advised by management of the Group, the management fees due for special projects are set out in the section headed “Service fees”. Pursuant to the New Agreement, the investment management service fee for the strategic investment projects shall not exceed 0.3% of the total investment amount. Payments shall be negotiated between the parties, with reference to the status and type of services provided by CLI. In respect of strategic investment projects, the Company will only pay CLI the investment management fee and the floating management fee (but will not separately pay the performance-based bonus under the New Agreement).

(ii)	Comparison of service fee terms in the New Agreement with service fees rates of third party investment funds

As set out in the section headed “Service fees”, the fee payable to CLI under the New Agreement and investment guidelines will include investment management service fee (applicable to both fixed and non-fixed return projects), real estate operation management service fee (applicable to real estate operation only), performance-based bonus (applicable to non-fixed return projects only, excluding real estate operation) and the floating management fee (applicable to the investment management service fee). As set out in the letter from the Board, in determining the fee rates of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee, the Company has made reference to market standards and industry practices, including the price of similar transactions with independent third parties, and the fee structures and fee rates for the debt plans and alternative investment funds with underlying investments similar to those under the New Agreement.

LETTER FROM SOMERLEY

We have reviewed the pricing terms under the New Agreement and the 2018 investment guidelines, and compared them with 7 sample agreements for other comparable investments made by the Company. We note that investment management service fees charged are in the range of between approximately 0.12% to 0.43% for fixed return projects, which falls within the range of the management fee rate of between 0.05% and 0.6% under the New Agreement. In respect of the highest management fee rate of approximately 0.43% charged by a comparable investment, we note that the relevant investment return rate of such comparable investment falls within the band under the New Agreement that CLI would have charged a lower management fee rate. Although different management fee rates are charged by different comparable investments, such fee rates are largely comparable to those charged by CLI. We also note that the investment management services fees charged for other comparable investments are approximately 2% for non-fixed return projects, higher than the 0.3% management fee rate for non-fixed return projects under the New Agreement. We also note that it is not unusual for an investment manager to charge a performance-based bonus and/or factor in a floating management fee, in addition to the investment management service fee.

We understand from management of the Group that the Company did not engage third parties directly to provide the management services for real estate operation in the past. As such, we have performed an independent research, and note that the pricing terms charged by the manager of selected Hong Kong listed real estate investment trusts for real estate operation management services are comparable to those under the New Agreement, i.e. 3% of EBITDA.

4.	The Annual Caps

(a)	Review of historical figures

Set out below are the historical transaction amounts and the relevant annual caps under the entrusted investment and management agreements dated 31 December 2014 and 3 February 2016 and the Existing Agreement as at 31 December 2015, 2016 and 2017 and for the three years ended 31 December 2017, respectively:

	As at 31	As at 31	As at 31
	December	December	December
(RMB million)	2015	2016	2017
Amount of Entrusted Assets	98,445	148,574	246,193
Annual cap (Note)	150,000	200,000	350,000
Utilisation rate	65.6%	74.3%	70.3%

LETTER FROM SOMERLEY

	For the	For the	For the
	year	year	year
	ended 31	ended 31	ended 31
	December	December	December
	2015	2016	2017
Amount of the investment management service fee, performance-based bonus and the floating management fee	167	298	396
Annual cap (Note)	500	590	630
Utilisation rate	33.4%	50.5%	62.9%

Note:	As set out in the entrusted investment and management agreements dated 31 December 2014 and 3 February 2016, and the Existing Agreement, respectively.

The table above shows the historical amounts of the Entrusted Assets and the historical transaction amounts of the investment management service fee and performance-based bonus (the “Fee Payable”). We note the annual caps of the Entrusted Assets had been fairly utilised in 2016 and 2017, with utilisation rates of approximately 74.3% and 70.3% respectively. As confirmed by management of the Group, the Company did not subscribe for any related financial products for the three years ended 31 December 2017 and the contractual amount for the subscription of the related financial products was nil as at 31 December 2017. On the other hand, we note the relatively low, albeit growing, utilisation rates of the annual caps of the Fee Payable in 2015, 2016 and 2017 of approximately 33.4%, 50.5% and 62.9% respectively. As advised by management of the Group, the relatively low utilisation rates of the Fee Payable were mainly due to (i) the unsatisfactory fixed income investment environment including stringent regulation on the financial industry in the PRC, the increased difficulty in identifying quality investments and the narrowed credit spread, which affected the investment progress for new projects under the portfolio of Entrusted Assets, (ii) the reduced investment management fees for certain projects which benefit from tax credit policies set by the local authorities, and (iii) the lower investment management service fee rates adopted for fixed return projects as a result of a decline in rate of returns. Notwithstanding the above, we note that the actual utilisation rate of Fee Payable has been in an increasing trend in the past three years.

We note that the Entrusted Assets increased substantially by approximately 50.9% to RMB148.6 billion as at 31 December 2016, and by approximately 65.7% to RMB246.2 billion as at 31 December 2017. Similarly, the Fee Payable increased from approximately RMB167 million in 2015 by approximately 78.4% to approximately RMB298 million in 2016, and by approximately 32.8% to approximately RMB396 million in 2017. The above figures signal a trend of an increasing allocation in the Group’s investment assets to alternative investments.

LETTER FROM SOMERLEY

(b)	Assessment of the Annual Caps

Entrusted Assets

Pursuant to the New Agreement, the assets newly entrusted to CLI by the Company for each of the three years ending 31 December 2021 cannot exceed RMB200.0 billion. In addition, not more than RMB100.0 billion each in the three years ending 31 December 2021 may be invested in related financial products, as set out in the section headed “Principal terms of the New Agreement”.

In order to assess the Annual Caps for the Entrusted Assets, we have discussed with the Company the bases and assumptions underlying the projections of the Annual Caps for the Entrusted Assets in each of 2019, 2020 and 2021, which have been determined with reference to (i) the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 31 December 2017 (the “Existing Portfolio”), (ii) the investment plans provided by CLI for the years from 2019 to 2021 (the “Investment Budget(s)”), (iii) the expected increased investment amount of the Company during the term of the New Agreement, and (iv) the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company.

We have discussed with the Company and reviewed the preparation basis for the Existing Portfolio and the Investment Budgets. As confirmed by management of the Group, as at the Latest Practicable Date, save for a project representing less than approximately 5.3% of the investments included in the Existing Portfolio, neither CLI nor the Company has any plan to exit from any of the current investments in the Existing Portfolio, and CLI and the Company will continue to maintain the remaining investments in the Existing Portfolio in 2019, 2020 and 2021. The Investment Budgets set out 19, 21 and 19 new projects to be invested by CLI for and on behalf of the Company to an aggregate amount of approximately RMB200.0 billion in 2019, 2020 and 2021 respectively, on which basis the amount of newly entrusted assets is based. We have discussed with the Company and CLI the Investment Budgets, and have reviewed the relevant documentation relating to the selected projects with an aggregate investment amount of approximately RMB165.0 billion, on a sample basis. All of the reviewed projects would fall under the scope of the Entrusted Assets and are expected to be contracted in the upcoming three years.

In determining the size of subscription for the related financial products, the Company has taken into account the Investment Budgets, as well as the needs of the Company for allocation of its investment portfolio. In addition, CLI has obtained qualifications for offering infrastructure investment and asset-backed investment products, as approved by the CIRC in late 2015, and in the second half of 2016 CLI has formed a professional investment team to evaluate and bring to market such type of products. On this basis, the Company intends to subscribe for the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance. We have discussed with the Company the Investment Budget in relation to the above, and note that new projects with an aggregate value of approximately RMB100.0 billion each in the three years ending 31 December 2021 are expected to be earmarked as related financial products.

LETTER FROM SOMERLEY

We also understand from the Company that CLI continues to seek for potential investment targets, and will revise the scale of existing and potential investments to be made after taking into account various factors, including but not limited to the size, expected risks and returns of the investment target, the preferred investment portfolio of the Company as well as the investment guidelines set by the Company.

The insurance industry in the PRC is expected to continue to grow, as mentioned in the section headed “Background to and reasons for the Transactions”, which may entail further growth of the Group’s invested asset base in the coming years. We also note, as set out in the section headed “Background to and reasons for the Transactions”, that the Company has moved forward with the development of its alternative investment platform. Further, we understand from management of the Group that it is considering to increase the allocation of assets it contributes to the alternative investment segment, which in our view further supports the rationale for a continuing increase in the Annual Cap.

Fee Payable

The Annual Caps in respect of the Fee Payable for the three years ending 31 December 2021 are RMB1,391.0 million, RMB1,982.0 million and RMB2,266.0 million respectively.

In order to assess the proposed Annual Caps for the Fee Payable, we have discussed with the Company and reviewed the investments made in prior years and to be made in the upcoming years, and the basis of setting the relevant management fee rates under the previous entrusted investment and management agreements. The Annual Caps for the Fee Payable have been determined by the Company with reference to (i) the Entrusted Assets as at 31 December 2017, (ii) the applicable fee rates as set out in the terms of the New Agreement, and (iii) the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company.

We have reviewed and discussed with the management of the Group the calculation of the expected Fee Payable in each of 2019, 2020 and 2021, which is determined with reference to capital contributions expected to be made (see the section headed “Entrusted Assets” for details on how the asset-based Annual Caps were set) and historical management fee rates. We have reviewed the calculation of the Fee Payable on the above basis, and note that the expected management fee rate used for estimating the Fee Payable in each of 2019, 2020 and 2021 is similar to the average management fee rates in the past. The relevant management fee rates under the New Agreement, as stated in the section headed “Principal terms of the New Agreement”, have been determined with reference to market standards and industry practices, taking into account the price of similar transactions with independent third parties, and the fee structures and fee rates of debt plans and alternative investment funds with underlying investments similar to those under the New Agreement. In addition, in relation to Annual Caps for each of 2019, 2020 and 2021, the Company also factored in the floating management fee with reference to CLI’s expected annual investment performance appraisal and the real estate operation management service fee for the real estate projects currently invested.

LETTER FROM SOMERLEY

As set out in the section headed “Entrusted Assets”, minimal investments in the Existing Portfolio are expected to be exited in the coming year 2019, 2020 and 2021. As such, no fees as regards performance-based bonus have been taken into account when setting the Annual Caps for the Fee Payable.

Having considered (i) the projected Entrusted Assets as at 31 December 2019, 2020 and 2021, (ii) the projected Fee Payable for the three years ending 31 December 2021, we consider it reasonable for the Directors to set the Annual Caps accordingly under the New Agreement.

(c)	Our general view on the Annual Caps

Generally speaking, in our opinion, it is in the interests of the Company and its shareholders to determine the Annual Caps in a way that takes into account the Group’s future investment requirements against the backdrop of the future development of the PRC insurance industry. In this regard, we note that the insurance industry in the PRC is expected to continue to grow in the near future. As set out in the section headed “Background to and reasons for the Transactions”, the insurance premium income and the total asset value of the insurance industry in the PRC is expected to reach RMB4,500 billion and RMB25,000 billion in 2020, respectively. According to the Company’s 2017 annual report, the net premiums earned in 2017 increased by approximately 18.9% to approximately RMB506.9 billion, compared with approximately RMB426.2 billion in last year. As set out in the letter from the Board, the rate of return of traditional financial products has experienced a significant decline when compared to the rate a few years ago, therefore, the Company needs to increase its overall investment returns and extend the duration of assets by expanding the size of its alternative investments, including equity, real estate, related financial products and quasi-securitization financial products in which insurance funds are permitted for investment. In addition, an expected future increase of the Company’s premium income is likely to require the Group to continue to identify suitable investment opportunities, which in turn may lead to the further growth of the Company’s alterative investment segment, which the Annual Caps account for.

LETTER FROM SOMERLEY

Provided that the Transactions are subject to annual review by the Independent Non-executive Directors and auditors of the Company (as discussed below), as required under the Listing Rules, the Group would have the desirable flexibility in entrusting CLI to make investments on the Company’s behalf for future returns if the Annual Caps are tailored to future business growth. CLI has engaged in the investment and asset management business since 2011, with a focus on the alternative investment market. As at 31 December 2017, CLI, on behalf of the Company, had invested in a total of 56 projects, including 19 projects newly invested in 2017. This compares to 38 and 23 invested projects as at 31 December 2016 and 2015 respectively. According to management of the Group, CLI has, since 2011, continued to build out its investment resources in order to be in lockstep with the anticipated growth in demand for CLI’s investment and asset management capabilities by CLIC and its subsidiaries, which includes the Group.

We note that the Transactions relate to financial investments which are subject to market forces. Given that the actual fees payable in the future pursuant to the New Agreement and the relevant investment guidelines are partly a function of how CLI’s investments perform in the market, we consider that this uncertainty needs to be taken into account when evaluating the Annual Caps. On this basis, in assessing the reasonableness of the Annual Caps, we have discussed with the management of the Group the factors taken into account as stated earlier in this section, and we consider it reasonable for the Company to use the above factors in determining the Annual Caps.

5.	Reporting requirements and conditions of the Transactions

Pursuant to Rules 14A.55 to 14A.59 of the Listing Rules, the Transactions are subject to the following annual review requirements:

(a)	the Independent Non-executive Directors must review the Transactions and confirm in the annual report and accounts that the Transactions have been entered into:

(i)	in the ordinary and usual course of business of the Group;

(ii)	on normal commercial terms or better; and

(iii)	according to the agreements governing them on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole;

LETTER FROM SOMERLEY

(b)	the Company must engage its auditors to report on the Transactions every year. The Company’s auditors must provide a letter to the Board (with a copy to be provided to the Hong Kong Stock Exchange at least ten business days before the bulk printing of the Company’s annual report) confirming whether anything has come to their attention that causes them to believe that the Transactions:

(i)	have not been approved by the Board;

(ii)	were not, in all material respects, in accordance with the pricing policies of the Group if the Transactions involve the provision of goods or services by the Group;

(iii)	were not entered into, in all material respects, in accordance with the relevant agreements governing the Transactions; and

(iv)	have exceeded the Annual Caps;

(c)	the Company must allow, and ensure that the counterparties to the Transactions allow, the Company’s auditors sufficient access to their records for the purpose of the reporting on the Transactions as set out in paragraph (b); and

(d)	the Company must promptly notify the Hong Kong Stock Exchange and publish an announcement if the Independent Non-executive Directors and/or auditors of the Company cannot confirm the matters as required.

In light of the reporting requirements attached to the Transactions, in particular, (i) the restriction of the value of the Transactions by way of the Annual Caps; and (ii) the ongoing review by the Independent Non-executive Directors and auditors of the Company of the terms and the Annual Caps not being exceeded, we are of the view that appropriate measures will be in place to monitor the conduct of the Transactions and assist to safeguard the interests of the Independent Shareholders.

LETTER FROM SOMERLEY

OPINION AND RECOMMENDATION

Having taken into account the above principal factors and reasons, we consider that the Transactions are in the ordinary and usual course of business of the Group, on normal commercial terms, and in the interests of the Company and its shareholders as a whole. We also consider that the Transactions are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, that the Independent Shareholders to vote in favour of the resolution to be proposed at the AGM to approve the Transactions.

Yours faithfully,

for and on behalf of

SOMERLEY CAPITAL LIMITED

John Wong

Director

Mr. John Wong is a licensed person registered with the SFC and a responsible officer of Somerley, which is licensed under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. He has over ten years of experience in the corporate finance industry.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY OF THE DIRECTORS

This supplemental circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this supplemental circular misleading.

2.	INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, Supervisors and chief executive of the Company or their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

3.	EMPLOYMENT OF DIRECTORS AND SUPERVISORS WITH SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, Mr. Yang Mingsheng, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun, all being Directors, and Mr. Luo Zhaohui, a Supervisor, are directors or employees of CLIC, which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2017 (the date to which the latest published audited accounts of the Company were made up).

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with the Company or any of its subsidiaries which is not terminable within one year without payment of compensation (other than statutory compensation).

APPENDIX	GENERAL INFORMATION

6.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their close associates had interests in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would fall to be disclosed under the Listing Rules.

7.	OTHER ARRANGEMENTS INVOLVING DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date:

(a)	none of the Directors or Supervisors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group; and

(b)	none of the Directors or Supervisors had any direct or indirect interest in any assets which had been since 31 December 2017 (the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by, (ii) leased to, (iii) are proposed to be acquired or disposed of by, or (iv) are proposed to be leased to, any member of the Group.

8.	EXPERT AND CONSENT

The following is the qualification of the expert who has given opinions or advice, which are contained or referred to in this supplemental circular:

Name	Qualification
Somerley	a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Somerley:

(a)	has given and has not withdrawn its written consent to the issue of this supplemental circular with the inclusion of its letter dated 18 May 2018 and references to its name, in the form and context in which it appears;

(b)	did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(c)	did not have any direct or indirect interest in any assets which had been since 31 December 2017 (the date to which the latest published audited accounts of the Company were made up), acquired, disposed of by, or leased to any member of the Group or were proposed to be acquired or disposed of by, or leased to any member of the Group.

APPENDIX	GENERAL INFORMATION

9.	DOCUMENTS AVAILABLE FOR INSPECTION

A copy of each of the Existing Agreement and the New Agreement is available for inspection during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) at the Company’s place of business in Hong Kong at 16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong up to and including the date of the AGM.